March 24, 2016

VIA EDGAR

Ms. Marianne Dobelbower
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

RE: Global X Funds ("Trust") File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 331

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), the undersigned hereby requests that effectiveness under the 1933 Act of Post-Effective Amendment No. 331 to its registration statement on Form N-1A be accelerated to April 6, 2016 or as soon thereafter as possible. Post-Effective Amendment No. 331 was filed electronically with the Commission on March 24, 2016. The undersigned is aware of its obligations under the 1933 Act.

Sincerely,

SEI Investments Distribution Co.

By: John C. Munch
Title: General Counsel & Secretary